CONTINENTAL AIRLINES, INC.

November 21, 2005

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Staff comments on Continental Airlines, Inc. Form 10-K for the year ended December 31, 2004

File No. 1-10323

Dear Ms. Cvrkel:

We are in receipt of your letter dated November 16, 2005. We have reviewed the Staff's comment and offer below our supplemental response. The Staff's comment is highlighted in bold below followed by our response.

Comment. Reference is made to passenger revenue and footnote (B). Please explain to us and disclose in future filings how the fees and taxes of $1,046 million, $904 million and $878 million excluded from passenger revenue for the fiscal years ended December 31, 2004, 2003, and 2002, respectively, are accounted for within your financial statements and tell us whether your treatment and classification of such amounts has changed from fiscal 2003. If so, please explain in detail as to why. Tell us the basis for your conclusion(s) and why you believe it is appropriate.

Response. The taxes and fees referenced in the footnote are related to taxes and fees we are required to charge on our passenger tickets. The taxes and fees are legal assessments on the customer and not us. We have a legal obligation to act as a collection agent. As we are not entitled to retain these taxes and fees, we have concluded that excluding these amounts from revenue is appropriate. Therefore, these amounts are not included in revenue; rather, a tax liability is credited when the amounts are collected and the liability is relieved when the payments are made to the applicable governmental agency. The treatment and classification of these taxes and fees have not changed from fiscal 2003 and are consistent for all periods presented. We will disclose our accounting policy related to these fees and taxes in the footnotes to our future annual financial statement included as part of our future annual reports on Form 10-K.

In connection with our response, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Securities and Exchange Commission (the "Commission") comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please contact Chris Kenny, Vice President and Controller at (713) 324-1996. I can be reached at (713) 324-6218.

Sincerely,

/s/ Jeffrey J. Misner

Jeffrey J. Misner

Executive Vice President and

Chief Financial Officer

Attachments

Cc: George Parker, Continental Airlines Audit Committee Chairman

Kay Matthews, Ernst & Young LLP